Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of outcome of Board Meeting under Regulations 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Mumbai, October 25, 2019: With further reference to our filing dated October 18, 2019 and in accordance with Regulation 30 read with Schedule III of the SEBI Listing Regulations, we have to inform you that the Board at their Meeting held today, has:

1.	Approved the issue and allotment of the following securities to Tata Sons Private Limited, the promoter of the Company, on a preferential basis (‘Preferential Allotment’):

a)	Upto 20,16,23,407 Ordinary Shares at a price of ₹150 per Ordinary Share aggregating to ₹3024,35,11,030 (Rupees Three Thousand Twenty Four Crores Thirty Five Lakhs Eleven Thousand and Thirty Only); and

b)

23,13,33,871 convertible warrants (‘Warrants’), each carrying a right exercisable by the Warrant holder to subscribe to one Ordinary Share per Warrant, at a price (including the warrant subscription price and the warrant exercise price) of ₹150 per Warrant aggregating to ₹3470,00,80,695 (Rupees Three Thousand Four Hundred Seventy Crores Eighty Thousand Six Hundred and Ninety Five Only),

on such terms and conditions as may be determined by the Board and subject to the approval of the Shareholders of the Company and applicable regulatory authorities as the case may be, in accordance with the SEBI ICDR Regulations and other applicable laws.

An Extraordinary General Meeting of the Shareholders of the Company will be held on November 22, 2019 for seeking their approval for the said Preferential Allotment.

Details as required under Regulation 30 of the SEBI Listing Regulations read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015 with respect to the Preferential Allotment along with a Press Release on the said Preferential Allotment are enclosed as Annexure A.

2.

In principle approved and authorised the raising of additional funds upto ₹3500 Crores through External Commercial borrowings (fixed rate senior unsecured notes/syndicated loans), listed, unsecured, rated, non-convertible debentures or any other form of borrowing or in any combination thereof and has authorized the officers of the Company to determine the pricing, tenure, instruments and other terms of the issuance.

Annexure A Tata Details regarding Preferential Allotment 1 .Type of securities proposed to be issued (viz. Equity shares, convertibles etc.); a) Ordinary Shares of the face value of ~2 each of the Company bearing I SIN INE155A01 022 ("Ordinary Shares"); and b) convertible warrants ("Warrants") with a right exercisable by the Warrant holder to subscribe to one Ordinary Share per Warrant 2 Type of issuance (further public offering, rights issue, depository receipts (ADRIGDR), qualified institutions placement, preferential allotment etc.); Preferential Allotment 3 Total number of securities proposed to be issued or the total amount for which the securities will be issued (approximately); a) Upto 20,16,23,407 Ordinary Shares at a price of ~ 150 per Ordinary Share aggregating to ~3024 ,3 , 11 ,030 (Rupees Three Thousand Twenty Four Crores Thirty Five Lakhs Eleven Thousand and Thirty Only); and b) Upto 23,13,33,871 convertible warrants ('Warrants'), each carrying a right exercisable by the Warrant holder to subscribe to one Ordinary Share per Warrant, at a price (including the warrant subscription price and the warrant exercise price) of ~150 per Warrant aggregating to ~ 3470,00,80,695 (Rupees Three Thousand Four Hundred Seventy Crores Eighty Thousand Six Hundred and Ninety Five Only) 4 In case of preferential issue the listed entity shall disclose the following additional details to the stock exchange(s): i) names and number of the investors: Tata Sons Private Limited (Promoter of the Company) ii) post allotment of securities- outcome of the subscription:   Pre-Preferential Allotment Post Preferential Allotment Particulars (as on Sept 30, 2019) (Post Allotment of Ordinary Shares) •(Post exercise of Warrants into Ordinary Shares)  No. % No. % No. % Ordinary Shares 101 ,91 ,56,523 35.30 122,07,79,930 39.52 145,21 ,13,801 43.73 Voting Rights 101,91,56,523 34.69 122,07,79 930 38.88 145,21,13,801 43.08   Notes: - #The shareholding post exercise of wa"ants as shown above is calculated assuming full exercise of Wa" ants and oonsequent allotment of the Ordinary Shares of the Company. - In the event any further issue of shares by the Company between the date of this notice and the date of allotment of Ordinary Shares on exercise of warrants, the shareholding pattern shall stand modified accordingly; iii) issue price I allotted price (in case of convertibles): Ordinary Shares at a Price of ~150 per Ordinary Share. Convertible Warrants each carrying a right to subscribe to 1 Ordinary Share per warrant a Price of ~150 per Warrant. The price has been fixed in accordance with the SEBI ICDR Regulations. iv) in case of convertibles - intimation on conversion of securities or on lapse of the tenure of the instrument; Each warrant is convertible into 1 Ordinary Share and the conversion can be exercised at any time within a period of 18 months from the date of allotment, in one or more tranches, as the case may be and on such other terms and conditions as applicable.

Tata An amount equivalent to 25% of the Warrant price shall be payable at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The amount paid against Warrants shall be adjusted I set-off against the issue price for the resultant Ordinary Shares The warrants proposed to be issued shall be subject to appropriate adjustment, if during the interim period, the Company makes any issue of equity shares by way of capitalisation of profits or reserves, demerger I realignment, rights issue or undertakes consolidation I subdivision I re-classification of Ordinary Shares or such other similar events or circumstances requiring adjustments.

Annexure A

Annexure A tata motors connecting aspirations The Board of Directors of TML approve a preferential allotment of ordinary shares and warrants to the promoter, Tata Sons, for an aggregate consideration of -~ 6,500 Cr subject to shareholder approval • This strong support from Tata Sons, will benefit all shareholders by allowing the business to focus on the Long-term strategy, reduce debt Levels and provide rating support to the TML Group Mumbai, October 25, 2019 The Board of Directors of Tata Motors Ltd approved the allotment of 20.16 Cr ordinary shares and 23.13 Cr warrants on a preferential basis to Tata Sons Pvt Ltd ("Tata Sons") for an aggregate consideration of ~ 6,494 Cr. The warrants will be exercisable into ordinary shares over 18 months and will require 25% of the consideration to be brought in at the time of allotment and balance on exercise, as per applicable SEBI regulations. The issue price for the ordinary shares and exercise price for warrants has been fixed at ~ 150 I share representing a -11% premium to Last 5-day average closing price1 • Tata Group shareholding (voting) will increase from 37.71% to 41.71% on allotment of ordinary shares, and upto 45.71% post exercise of warrants. TML had embarked on a successful Turnaround journey over the Last 2 years and delivered consistent improvement in market shares, customer metrics, profitability and cash flows between FY17-FY19. However, the industry wide slowdown over the Last few quarters has significantly impacted volumes, profitability and cash flows and increased net debt to unsustainable Levels. Though we remain optimistic on the medium to Long term growth in the Indian market, the near-term demand situation is fluid and the slowdown has come at an inopportune time when capex intensity will remain high with continued focus on exciting products and BSVI transition. Jaguar Land Rover's performance has started to improve. The business is delivering on its plans with the Launch of exciting new products and is stabilizing its China business and well on track to deliver its Project Charge commitments of £2.5B. However, JLR faces risks from a slowing global economy, Brexit uncertainties, trade wars and disruptions from ACES. We will require continued investments in products and technologies to drive growth in this situation. Hence despite improving business Fundamentals, these external risks in TML and JLR could impact our credit ratings and our ability to refinance competitively. Therefore, the Board has decided to raise equity funds to strengthen and deleverage the balance-sheet. After careful consideration, the preferential allotment to the promoter at a premium to the current market price was chosen, to minimize dilution impact and for a successful and speedy execution. This significant equity investment by Tata Sons signals their strong conviction on the opportunity provided by Tata Motors. This benefits all shareholders by allowing the business to continue to invest and execute its Long-term growth strategy, reduces debt Levels and provides rating support For the TML Group at this pivotal juncture. An Extraordinary General Meeting of the shareholders will be held on November 22, 2019, to seek their approval For the preferential allotment. Last 5 day average closing price on NSE prior to the date of the board meeting

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.